# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProMIS Neurosciences, Inc., CIK 0001374339
CUSIP: 74346M505
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Canada (Federal Level) (Z4), M4S 3E2
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000902219

## Reporting persons
- Wellington Management Group LLP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 895,871; sole dispositive power 0; shared dispositive power 895,871; aggregate amount beneficially owned 895,871 (10% of the class)
- Wellington Group Holdings LLP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 895,871; sole dispositive power 0; shared dispositive power 895,871; aggregate amount beneficially owned 895,871 (10% of the class)
- Wellington Investment Advisors Holdings LLP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 895,871; sole dispositive power 0; shared dispositive power 895,871; aggregate amount beneficially owned 895,871 (10% of the class)
- Wellington Management Company LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 895,871; sole dispositive power 0; shared dispositive power 895,871; aggregate amount beneficially owned 895,871 (10% of the class)

## Item 1. Issuer
Name of issuer: ProMIS Neurosciences, Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto ON M4S 3E2

## Item 2. Person Filing
Name of person filing:
Wellington Management Group LLP
Wellington Group Holdings LLP
Wellington Investment Advisors Holdings LLP
Wellington Management Company LLP
Address of principal business office or, if none, residence: c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210
Citizenship:
Wellington Management Group LLP - Massachusetts
Wellington Group Holdings LLP - Delaware
Wellington Investment Advisors Holdings LLP - Delaware
Wellington Management Company LLP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Wellington Management Group LLP may be deemed to beneficially own an aggregate of 895,871 shares (the "Shares") of Common Stock, of ProMIS Neurosciences Inc. (the "Issuer"). The 895,871 Shares reported as beneficially owned on this Schedule 13G consists of (i) 696,378 Shares held directly by Wellington Biomedical Innovation Master Investors (Cayman) II L.P., (ii) 199,493 Shares underlying warrants (the "Warrants") held directly by Wellington Biomedical Innovation Master Investors (Cayman) II L.P. The securities beneficially owned by each Filer excludes 496,885 Shares underlying Warrants which contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after the exercise, the holder (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, including the other Filers) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants. As a result, Wellington Management Group LLP beneficially owns 9.99% of the outstanding Shares of the Issuer. Ownership percentages are based on approximately 8,967,693 shares of Common Stock outstanding, reported by the Issuer in its 10-K filed with the SEC on March 25, 2026.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The securities as to which this Schedule is filed are owned of record by clients of one or more investment advisers identified in Item 7 directly or indirectly owned by Wellington Management Group LLP. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

Wellington Biomedical Innovation Master Investors (Cayman) II L.P.
Wellington Biomedical Innovation Master Investors (Cayman) II, L.P.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Pursuant to the instructions in Item 7 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Wellington Group Holdings LLP - HC
Wellington Investment Advisors LLP - HC
Wellington Management Global Holdings, Ltd. - HC

One or more of the following investment advisers (the "Wellington Investment Advisers"):

Wellington Management Company LLP - IA
Wellington Management Canada LLC - IA
Wellington Management Singapore Pte Ltd - IA
Wellington Management Hong Kong Ltd - IA
Wellington Management International Ltd - IA
Wellington Management Japan Pte Ltd - IA
Wellington Management Australia Pty Ltd - IA

The securities as to which this Schedule is filed by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wellington Management Group LLP: Matthew Revell, Compliance Manager (05/15/2026)
- Wellington Group Holdings LLP: Matthew Revell, Compliance Manager (05/15/2026)
- Wellington Investment Advisors Holdings LLP: Matthew Revell, Compliance Manager (05/15/2026)
- Wellington Management Company LLP: Matthew Revell, Compliance Manager (05/15/2026)